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                               April 26, 2023

       Hui Shao
       Chief Executive Officer
       YS Biopharma Co., Ltd.
       Building No. 2, 38 Yongda Road
       Daxing Biomedical Industry Park
       Daxing District, Beijing, PRC

                                                        Re: YS Biopharma Co.,
Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed April 12,
2023
                                                            File No. 333-271221

       Dear Hui Shao:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       Cover Page

   1. For each of the ordinary shares being registered for resale, disclose the price that the selling securityholders
paid for such ordinary shares.
   2. We note the significant number of redemptions of your ordinary shares in connection with your business
combination and that the shares being registered for resale will constitute a considerable percentage
of your public float. Highlight the significant negative impact sales of shares on this
registration statement could have on the public trading price of the ordinary shares.
 Hui Shao
FirstName   LastNameHui
YS Biopharma    Co., Ltd. Shao
Comapany
April       NameYS Biopharma Co., Ltd.
       26, 2023
April 226, 2023 Page 2
Page
FirstName LastName
Summary of the Prospectus
Overview, page 8

3. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock.
General

4. Revise your prospectus to disclose the price that each selling securityholder paid for the shares being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investors, and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. If applicable, disclose that while the Sponsor, private placement investors, and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
5. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the ordinary shares, expand your discussion of capital resources to address any changes in the
         company   s liquidity position since the business combination. If the company is likely to
         have to seek additional capital, discuss the effect of this offering
on the company   s ability
         to raise additional capital.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jimmy McNamara at 202-321-4485 or Jason Drory at 202-551-8342 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
 Hui Shao
YS Biopharma Co., Ltd.
April 26, 2023
FirstName
Page 3         LastNameHui Shao
Comapany NameYS Biopharma Co., Ltd.
                                      Office of Life Sciences
April 26, 2023 Page 3
cc:       Dan Ouyang
FirstName LastName